

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

<u>Via E-mail</u>
Ray G. Young
Chief Financial Officer
Archer-Daniels-Midland Company
4666 Faries Parkway, Box 1470
Decatur, IL 62526

> **Re: Archer-Daniels-Midland Company**
> **Registration Statement on Form S-3**
> **Filed August 8, 2014**
> **File No. 333-197958**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 1-00044**

Dear Mr. Young:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement on Form S-3 filed on August 8, 2014 until all issues concerning the outstanding comments on your Form 10-K for the fiscal year ended December 31, 2013, have been resolved.

2. You told us in your letter dated February 15, 2011 that you sold and would continue to sell certain commodities into Cuba, Iran, Sudan and Syria. Also, you state on your website that you distribute Alfredo Iñesta brands of specialty agrochemicals in Iran. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Cuba, Iran, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Iran, Sudan and Syria since the referenced letter. You should describe any goods and services you have provided into

Cuba, Iran, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

3. Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria since the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

Form 10-K for the Fiscal Year Ended December 31, 2013

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4. We note you attribute changes in revenue among your segments to changes in prices and in volumes sold. For example you state on page 27 that Oilseed Processing sales decreased to $34.9 billion due principally to lower sales volumes of merchandized soybeans and lower average selling prices of biodiesel and cocoa products. Further, you state Agricultural Services sales decreased 4% to $41.5 billion due principally to lower U.S. sales volumes caused in part by drought-related decreased crop availability and lower average selling prices of corn and soybeans. Please quantify separately the impact price changes versus volume changes had on your revenues from period to period and describe the underlying reasons for these changes. You may refer to Item 303(a)(3)(iii) of Regulation S-K and FRCs §501.04 and §501.12.b.4 if you require further clarification or guidance.

In addition, as changes in volumes contribute to fluctuations in your revenues, please tell us the reasons you have not disclosed the volumes underlying your revenues for each of the products within your segments as well as the extent to which production capacity has been utilized. Please note the guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volumes produced and sold and manufacturing plant capacity and utilization.

Financial Statements and Supplementary Data, page 47

Consolidated Statements of Earnings, page 48

5. Disclosure in various parts of your filing indicates that you generate revenue from the sale of both products and services. In view of this, explain to us how you have considered separately disclosing on the face of your statements of operations revenue from the products and services. See Rule 5-03(b)(1) of Regulation S-X.

Notes to Consolidated Financial Statements, page 53

Note 18 - Segment and Geographic Information, page 96

6. Information included in slide number 5 from the investor presentation for the quarter ended June 30, 2014, suggests that you track revenue by various categories of products and services. In view of this, explain to us how you have considered the disclosure requirements of FASB ASC paragraph 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Parker
Branch Chief

cc: Via E-mail
        Morgan Burns
        Dawn Holicky Pruitt
        Faegre Baker Daniels LLP